082-00735

L'ORÉAL

RECEIVED
2008 MAY -8 P 4:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ms. Ellen J. ODONER
Weil, Gotshal & Manges LLP
767 Fifth Avenue
NEW YORK, NY 10153
USA

08002439

Clichy, 5th May 2008

File n°12g3-2(b)

SUPPL

Dear Ms. ODONER,

Please find enclosed:

Our disclosures of trading in own shares from March 31st, 2008 to May 2nd, 2008.

Very truly yours.

Shareholders and Market Authority
Relations Director.

PROCESSED
MAY 21 2008
THOMSON REUTERS

Jean-Régis CAROF

c.c: M. Serge ROGNON

5/20

L'OREAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 31^{h}/03/2008 to 2nd/04/2008 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
31/03/2008	150,000	79.09	11,863,890.00
01/04/2008	50,000	81.53	4,076,650.00
02/04/2008	30,000	82.04	2,461,173.00
Total	**230,000**		**18,401,713.00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 17,1 billion in 2007, the group focuses its activities on 25 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Kérastase, Matrix, Redken and Mizani in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay, Inneov, Skinceuticals, Sanoflore in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Viktor&Rolf, Kiehl's, Giorgio Armani, Diesel, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores.
Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Switchboard : +33.1.47.56.70.00

Individual shareholders and Market authorities
M. Jean Régis CAROF
☎ : +33.1.47.56.83.02
jcarof@loreal-finance com

Financial analysts and Institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82

cmillot@loreal-finance com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.lorealfinance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com

"This news release does not constitute an of fer to sell, or a solicitation of an offer to buy L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal , please refer to the public documents registered in France with the Autorité des Marchés Financiers, also available in English on our Internet site www.loreal-finance.com.
This news release may contain some forwardlooking statements. Al though the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements. "



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 14th/04/2008 to 18th/04/2008 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
17/04/2008	150,000	74.15	11,121,975.00
18/04/2008	150,000	74.24	11,136,000.00
Total	**300,000**		**22,257,975.00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 17,1 billion in 2007, the group focuses its activities on 25 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Kérastase, Matrix, Redken and Mizani in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. . Vichy, La Roche Posay, Inneov, Skinceuticals, Sanoflore in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Viktor&Rolf, Kiehl's, Giorgio Armani, Diesel, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores.
Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Switchboard : +33.1.47.56.70.00

Individual shareholders and Market authorities
M. Jean Régis CAROF
☎ : +33.1.47.56.83.02
jcarof@loreal-finance.com

Financial analysts and Institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
cmillot@loreal-finance.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.lorealfinance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com



Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 21st /04/2008 to 25th/04/2008 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
21/04/2008	150 000	73,29	10 994 100,00
22/04/2008	150 000	73,05	10 957 350,00
25/04/2008	38 000	74,24	2 821 245,40
Total	**338 000**		**24 772 695,40**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 17,1 billion in 2007, the group focuses its activities on 25 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Kérastase, Matrix, Redken and Mizani in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay, Inneov, Skinceuticals, Sanoflore in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Viktor&Rolf, Kiehl's, Giorgio Armani, Diesel, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores.
Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Switchboard : +33.1.47.56.70.00

Individual shareholders and Market authorities
M. Jean Régis CAROF
☎ : +33.1.47.56.83.02
jcarof@loreal-finance com

Financial analysts and Institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
cmillot@loreal-finance.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.lorealfinance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com



L'OREAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 28th/04/2008 to 2nd/05/2008 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
28/04/2008	42,000	75.34	3,164,225.40
29/04/2008	73,000	75.33	5,499,250.60
02/05/2008	50,000	77.30	3,865,000.00
Total	**165,000**		**12,528,476.00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 17,1 billion in 2007, the group focuses its activities on 25 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Kérastase, Matrix, Redken and Mizani in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay, Inneov, Skinceuticals, Sanoflore in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Viktor&Rolf, Kiehl's, Giorgio Armani, Diesel, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores.
Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Switchboard : +33.1.47.56.70.00

Individual shareholders and Market authorities
M. Jean Régis CAROF
☎ : +33.1.47.56.83.02
jcarof@loreal-finance.com

Financial analysts and Institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
cmillot@loreal-finance.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.lorealfinance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com



END